Exhibit 99.1

Contacts:	Fred Adams, Jr., Chairman and CEO Timothy A. Dawson, Vice President and CFO (601) 948-6813

CAL-MAINE FOODS REPORTS THIRD QUARTER FISCAL 2008 RESULTS

JACKSON, Miss. (March 31, 2008) — Cal-Maine Foods, Inc. (NASDAQ: CALM) today reported results for the third quarter and nine months ended March 1, 2008.

Net sales for the third quarter of fiscal 2008 were $278.0 million compared with net sales of $175.2 million for the same quarter of fiscal 2007. The Company reported net income of $57.2 million, or $2.41 per basic share, for the third quarter of fiscal 2008 compared with net income of $17.4 million, or $0.74 per basic share, for the third quarter of fiscal 2007.

For the first nine months of fiscal 2008, net sales were $680.3 million compared with net sales of $428.3 million for the prior-year period. The Company reported net income of $115.3 million, or $4.87 per basic share, for the first nine months of fiscal 2008 compared with net income of $18.4 million, or $0.78 per basic share, for the year-earlier period.

Fred Adams, chairman and chief executive officer of Cal-Maine Foods, Inc., stated, “We are very pleased with the strong results for the third quarter of fiscal 2008, reflecting record high egg prices.  All of our operations ran smoothly, and we were able to take full advantage of the favorable economics in our industry.  Demand was strong for eggs in both the retail and food service segments and demand was also good for shell eggs used to produce liquid, frozen, and dried egg products.  Even with the higher prices, eggs still represent a good value to the consumer compared with other foods. Egg demand for the Easter holiday was also strong.  The egg industry had a good inventory clean-up, and we are off to a solid start for our final quarter of the year.

“Feed costs continue to be very high and volatile with no relief in sight.  U.S.D.A. statistics and egg industry projections are for egg production to be similar to 2007 levels in the year ahead.”

Adams added, “The quarter ended March 1, 2008, will be the first quarter that the Company’s new dividend policy will be in effect.  The record date will be sixty days following the end of the third quarter.  The response to our new dividend policy has been positive.”

Cal-Maine Foods, Inc. is primarily engaged in the production, grading, packing and sale of fresh shell eggs. The Company, which is headquartered in Jackson, Mississippi, currently is the largest producer and distributor of fresh shell eggs in the United States and sells the majority of its shell eggs in approximately 29 states across the southwestern, southeastern, mid-western and mid-Atlantic regions of the United States.

Statements contained in this press release that are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties (contained in the Company’s SEC filings) that could cause actual results to differ materially from those projected. SEC filings may be obtained from the SEC or by contacting the Company.

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CAL-MAINE FOODS, INC	POST OFFICE BOX 2960 ▪ JACKSON, MISSISSIPPI 39207
	PHONE 601-948-6813	FAX 601-969-0905

CALM Reports Third Quarter Fiscal 2008 Results

March 31, 2008

CAL-MAINE FOODS, INC. AND SUBSIDIARIES
FINANCIAL HIGHLIGHTS
(Unaudited)
(In thousands, except per share amounts)

	13 Weeks Ended		39 Weeks Ended
	March 1,	March 3,	March 1,	March 3,
	2008	2007	2008	2007
Net sales	$278,017	$175,211	$680,311	$428,256
Gross profit	104,902	44,182	226,514	77,544
Operating income	85,658	27,280	171,593	31,714
Other income (expense)	2,229	317	4,887	(2,561)
Income before income taxes	87,887	27,597	176,480	29,153

Net income	$57,183	$17,403	$115,303	$18,373

Net income per common share:
Basic	$2.41	$0.74	$4.87	$0.78
Diluted	$2.41	$0.74	$4.86	$0.78

Weighted average shares outstanding:
Basic	23,712	23,519	23,664	23,508
Diluted	23,744	23,578	23,727	23,583

SUMMARY BALANCE SHEET
(Unaudited)
(In thousands)

	March 1,	June 2,
	2008	2007
ASSETS
Cash and short-term investments	$85,798	$54,532
Receivables	63,977	38,180
Inventories	74,703	62,208
Other	1,068	1,390
Current assets	225,546	156,310
Property, plant and equipment (net)	204,604	193,590
Other assets	70,798	14,668
Total assets	$500,948	$364,568

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable and accrued expenses	$93,547	$45,051
Other current liabilities	10,758	5,435
Current maturities of long-term debt	11,717	13,442
Deferred income taxes	11,745	11,830
Current liabilities	127,767	75,758
Deferred income taxes and other liabilities	33,402	33,661
Long-term debt, less current maturities	90,220	99,410
Shareholders' equity	249,559	155,739
Total liabilities and shareholders' equity	$500,948	$364,568

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